Megan N. Gates | 617 348 4443 |mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

January 13, 2012

VIA EDGAR & FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director
Alicia Lam

Re:	NeuroMetrix, Inc.
Registration Statement on Form S-1
File No. 333-178165

Ladies and Gentlemen:

We are submitting this letter on behalf of NeuroMetrix, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on December 12, 2011 (the “Comments”) from Alicia Lam to me, as the Company’s outside counsel, relating to the above-referenced registration statement on Form S-1 of the Company filed November 23, 2011 (the “Registration Statement”) and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, including the prospectus contained therein.

For convenient reference, we have set forth below in italics each of the Staff’s Comments and have keyed the Company’s responses to the numbering of the Comments.  All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.  Where appropriate, the Company has responded to the Staff’s Comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
January 13, 2012

General

1.
We note that there are some additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response:  The Company respectfully acknowledges the Staff’s comment and has filed exhibits 5.1, 10.19 and 10.20 with Amendment No. 1. The Company intends to file the additional exhibits to the Registration Statement that have not yet been filed in a subsequent amendment or amendments to the Registration Statement as soon as practicable.

Part II. Signatures

2.	Please identify the officer that currently serves as the Company’s principal accounting officer.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of Amendment No. 1.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
January 13, 2012

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein.  The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff.  Please do not hesitate to call me at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter.  We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Alicia Lam

NeuroMetrix, Inc.
Shai Gozani, M.D., Ph.D.
Thomas Higgins

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Garrett Winslow

McDermott Will & Emery LLP
Kyle Guse
Michelle Soohi Lee

PricewaterhouseCoopers LLP
Kevin Burney